Exhibit 99.1

News Release

For Immediate Release

Atlanta area transportation consulting firm Street Smarts joins Stantec

DULUTH, GA; EDMONTON, AB (October 12, 2010) TSX, NYSE:STN

North American design firm Stantec has acquired the assets of Street Smarts, a 60-person transportation and civil engineering company headquartered in Duluth, Georgia. The addition of this well-respected Atlanta-area firm further develops Stantec’s existing transportation practice in Georgia and the southeastern United States.

“Street Smarts is a very good fit for our Transportation practice,” says Bob Gomes, Stantec president and chief executive officer. “It has an impressive 20-year track record in Georgia spanning commercial development to statewide transportation projects and will help build our capabilities in this growing transportation market.”

Street Smarts has worked on projects throughout Georgia, winning an ACEC Award for a guidebook it developed for the Georgia Department of Transportation (DOT) and its role as a subconsultant on the 22-mile (35-kilometre) Atlanta Beltline, the automated people mover system at Hartsfield Jackson International Airport, and an addition to the Winn Army Community Hospital at Fort Stewart. Previous work also includes bridge replacements for Georgia DOT, a transportation study of the fast-growing commercial area around Gwinnett Place Mall, innovative freeway ramp and pedestrian control designs, and park, trail, and greenway designs.

 “Stantec’s reputation in transportation and sustainable design connects us to a whole new system of resources for our clients,” says Street Smarts president Marsha Anderson Bomar. “We’ll be able to leverage its extensive design resources with our experience, weaving our networks together to branch into new areas and markets that we could not have reached on our own.”

Stantec currently has offices in McDonough and Macon, Georgia. The Company’s Transportation group provides comprehensive planning, engineering, and infrastructure management services for the aviation, bridge, rail, roadway, and transit sectors. Over the years, Stantec has completed hundreds of transportation projects—from major expressway and rural highway assignments to bridge rehabilitation, public transit system, and airport assignments. Stantec is currently ranked #21 on Engineering News-Record’s listing of top transportation design firms in the United States.

The addition of Street Smarts is Stantec’s ninth acquisition of the year. The Company most recently completed the acquisitions of Anshen + Allen, a 200-person healthcare design firm based in San Francisco, California, and ECO:LOGIC Engineering, a 100-person water resources consulting firm based in Rocklin, California. Stantec has also announced plans to acquire Burt Hill, an international architecture and engineering firm with over 600 employees headquartered in Pennsylvania.

Stantec provides professional consulting services in planning, engineering, architecture, interior design, landscape architecture, surveying, environmental sciences, project management, and project economics for infrastructure and facilities projects.  We support public and private sector clients in a diverse range of markets in the infrastructure and facilities sector at every stage, from initial concept and financial feasibility to project completion and beyond. Our services are offered through approximately 10,000 employees operating out of more than 150 locations in North America. Stantec trades on the TSX and the NYSE under the symbol STN. Stantec is One Team providing Infinite Solutions.

Media Contact Jay Averill Media Relations Stantec (780) 917-7441 jay.averill@stantec.com	Investor Contact Crystal Verbeek Investor Relations Stantec (780) 969-3349 crystal.verbeek@stantec.com
One Team. Infinite Solutions.